Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Form S-4 File No.: 333-197406

Overview for Covidien Equity Award Holders

This overview describes how Covidien equity awards are expected to be treated should the acquisition by Medtronic be completed. It reflects current equity plan rules as well as certain provisions in the acquisition agreement with Medtronic. The acquisition qualifies as a “Change in Control,” so special rules apply. Please note that the acquisition agreement and equity terms and conditions document — and not this overview — govern the treatment of equity awards. If you have questions, please contact equityadmin@covidien.com. We also encourage you to consult with your tax advisor for guidance on potential tax implications.

What Happens to

1)	Covidien shares I hold outright when the acquisition is completed?

For each Covidien share held at the closing of the acquisition, shareholders will receive $35.19 in cash and 0.956 shares of Medtronic stock.

Example: If you have 100 Covidien shares at closing, you will receive $3,519 in cash ($35.19 x 100) and 95 shares of Medtronic stock (.956 x 100). Fractional shares will be paid in cash.

2)	Covidien Stock Options when the acquisition is completed?

At the closing, Covidien stock options will be converted to Medtronic stock options with the same intrinsic (“in the money”) value. They will continue to vest according to the Covidien vesting schedule that applied when the award was granted.

Example: Suppose you have an option for 100 Covidien shares at an exercise price of $40 and a Covidien share is trading for $92 at closing. You would have a $52 gain on each share so your option would have an “in the money” value of $5,200 ($52 x 100 shares). Your Covidien option will be converted to a Medtronic option using an exchange ratio that would preserve the $5,200 “in the money” value.

3)	Covidien Restricted Stock Unit (RSU) and Performance Share Unit (PSU) Awards granted before the June 15, 2014 acquisition announcement?

At the closing, RSUs and PSUs (including dividend equivalent units) granted before June 15, 2014 become 100% vested. For this purpose, PSUs will vest based on actual performance through shortly prior to the closing. Each RSU and PSU (including DEUs) will be exchanged for $35.19 in cash and 0.956 shares of Medtronic stock. Some shares of Medtronic stock will then be withheld for tax purposes.

Example: If you have an RSU award with 200 units, it will become fully vested at the closing. The 200 shares will be exchanged for $7,038 in cash ($35.19 x 200) and 191 shares of Medtronic stock (.956 x 200). Fractional shares will be paid in cash. Shares of Medtronic stock will then be withheld to cover taxes applicable to the vesting.

4)	Covidien Restricted Stock Unit (RSU) Awards granted after June 15, 2014?

At the closing, RSUs granted after June 15, 2014 will be converted at their then-current value to Medtronic restricted unit awards and will continue to vest according to the Covidien vesting schedule that applied when the award was granted.

Example: Suppose you are granted an RSU award with 100 units in December 2014 and a Covidien share is trading for $92 at closing. The value of your award ($9,200) would be converted to a Medtronic RSU award using an exchange ratio that would preserve this value.

5)	My Covidien equity award if I voluntarily terminate my employment before the acquisition is completed?	If you voluntarily terminate employment before the closing, current Covidien rules apply: You will forfeit all unvested equity awards and you will have 90 days after your employment termination date to exercise vested stock options.

6)	My Covidien equity award if my employment is terminated before the acquisition is completed?	If your employment is involuntarily terminated (other than for cause) between July 16 and the closing date in connection with restructuring activity, your unvested equity awards will be treated as if that termination had occurred on the closing date. This means that, on the closing date, all equity awards that were outstanding on your actual employment termination date will become 100% vested. RSUs and PSUs will become vested as described in (3) above. All stock options will become fully vested and you will have three years from the closing date to exercise all options. If the acquisition does not occur, unvested Covidien equity will be forfeited.

7)	My Covidien equity award if my employment is terminated after the acquisition is completed?

If your employment is involuntarily terminated (other than for cause) or you resign for “good reason” within two years after the closing, Covidien equity awards that converted to Medtronic equity awards will become 100% vested. You will have three years from your employment termination date to exercise all vested stock options.

“Good reason*” includes:

•    A material adverse change in your position (e.g., titles, reporting relationship, level), authority, duties or responsibilities;

•    A requirement to relocate more than 50 miles from your current work location if the relocation would increase your commute by more than 50 miles; or

•    An overall reduction in your compensation and benefits.

If you have “good reason” you must submit written notice to Medtronic, allow 15 days for a resolution, and terminate your employment within 60 days after the “good reason” event. Please review your equity terms and conditions document for complete details.

*  Please note that this definition of Good Reason only applies to Covidien equity awards, not to other Covidien policies/programs.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Medtronic Holdings Limited (“New Medtronic”) has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes the preliminary Joint Proxy Statement of Medtronic, Inc. (“Medtronic”) and Covidien plc (“Covidien”) that also constitutes a preliminary Prospectus of New Medtronic. The registration statement is not complete and will be further amended. Medtronic and Covidien plan to mail to their respective shareholders the final Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2696, and will be able to obtain free copies of the preliminary Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at investor.relations@covidien.com or by calling 508-452-4650.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the final Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 25, 2014 and its Proxy Statement on Schedule 14A, dated July 11, 2014, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of Covidien’s existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Covidien plc accept responsibility for the information contained in this communication. To the best of the knowledge and belief of the directors (who have taken all reasonable care to ensure that such is the case) the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS.